Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

December 3, 2008

WELLS FARGO & COMPANY

$3,000,000,000 Floating Rate Notes Due December 9, 2011

Issuer:	Wells Fargo & Company

Guarantor:	Federal Deposit Insurance Corporation (“FDIC”)

Title of Securities:	Floating Rate Notes Due December 9, 2011

Guarantee:	The Notes are guaranteed under the FDIC’s Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the Notes or June 30, 2012. Please refer to the description of the FDIC guarantee under “Description of Notes” in the Preliminary Prospectus Supplement dated December 2, 2008 to Registration Statement No. 333-135006 and filed with the Securities and Exchange Commission on December 2, 2008.

Note Type:	Senior unsecured

Trade Date:	December 3, 2008

Settlement Date (T+5):	December 10, 2008

Maturity Date:	December 9, 2011

Interest Rate:	Base Rate of LIBOR Reuters plus 0.85%

Aggregate Principal Amount

Offered:	$3,000,000,000

Price to Public (Issue Price):	100%, plus accrued interest, if any, from December 10, 2008

Underwriting Discount

(Gross Spread):	0.15%

All-in Price (Net of Underwriting Discount):	99.85%, plus accrued interest, if any, from December 10, 2008

Net Proceeds:	$2,995,500,000

Interest Payment Dates:	March 9, June 9, September 9 and December 9, commencing March 9, 2009, and at maturity

Interest Reset Dates:	March 9, June 9, September 9 and December 9, commencing March 9, 2009

Designated LIBOR Page:	Page LIBOR01 as displayed on the Reuters Money 3000 Service or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Index Maturity:	Three months

Interest Reset Period:	Quarterly

Initial Interest Rate:	LIBOR Reuters plus 0.85%, determined two London banking days prior to December 10, 2008

Benchmark:	Three-month LIBOR Reuters

Spread to Benchmark:	+85 basis points

Ratings:	On the basis of the FDIC guarantee, the Notes will be rated Aaa by Moody’s, AAA by Standard & Poor’s and AAA by Fitch. (Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.)

CUSIP:	949744AB2

Joint Bookrunners:	Banc of America Securities LLC (20.0%) Goldman, Sachs & Co. (20.0%) Morgan Stanley & Co. Incorporated (20.0%) UBS Securities LLC (20.0%)

Joint Lead Managers:	Wachovia Capital Markets, LLC (8.5%) Wells Fargo Brokerage Services, LLC (8.5%)

Managers:	Cabrera Capital Markets, LLC (1.0%) Loop Capital Markets, LLC (1.0%) Muriel Siebert & Co., Inc. (1.0%)

Additional Tax Considerations:	The Tax Increase Prevention and Reconciliation Act of 2005 extended the maximum 15% tax rate on long-term capital gains recognized by non-corporate U.S. Holders. Such holders in taxable years beginning before January 1, 2011 generally will be subject to tax at a maximum rate of 15%. Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the Prospectus dated June 19, 2006 to Registration Statement No. 333-135006 which forms a part of the Preliminary Prospectus Supplement dated December 2, 2008 referred to above.

Underwriting:	The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement may be terminated by the underwriters prior to issuance of the Notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

If the Notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

The underwriters will not place the Notes with any affiliates, institution-affiliated parties, insiders or insiders of affiliates of Wells Fargo & Company, as prohibited by Section 370.3(e)(5) of the regulations relating to the FDIC’s guarantee at 12 C.F.R. Part 370.

The Notes will not be exclusively marketed and targeted to retail customers.

For additional information on selling restrictions in foreign jurisdictions, please refer to “Underwriting” in the Preliminary Prospectus Supplement dated December 2, 2008 referred to above.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-(800)-294-1322 (Banc of America Securities LLC), 1-(866)-471-2526 (Goldman, Sachs & Co.), 1-(866)-718-1649 (institutional investors) (Morgan Stanley & Co. Incorporated) or 1-(877)-827-6444, ext. 561-3884 (UBS Securities LLC).